FORM 10-C


Securities and Exchange Commission
Washington, DC 20549


Report by issuer of securities quoted on The Nasdaq Stock
Market(SERVICE MARK), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER: U.S. Long Distance Corp.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 9311 San Pedro, Suite 100,
                                        San Antonio, Texas 78216

ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  210-525-9009

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase of decrease) of five percent or more in the number of shares outstanding:

1.  TITLE OF SECURITY ________________________________________

2.  NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE ___________

3.  NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE ____________

4.  EFFECTIVE DATE OF CHANGE _________________________________

5.  METHOD OF CHANGE _________________________________________

SPECIFY METHOD (SUCH AS MERGER, ACQUISITION, EXCHANGE,
DISTRIBUTION, STOCK SPLIT, REVERSE SPLIT, ACQUISITION OF STOCK
FOR TREASURY, ETC.) __________________________________________

GIVE BRIEF DESCRIPTION OF TRANSACTION ________________________

II.  CHANGE IN NAME OF ISSUER

1.  NAME PRIOR TO CHANGE:     U.S. Long Distance Corp.

2.  NAME AFTER CHANGE:        USLD Communications Corp.

3.  EFFECTIVE DATE OF CHARTER AMENDMENT CHANGING NAME: August 19, 1997

4.  DATE OF SHAREHOLDER APPROVAL OF CHANGE, IF REQUIRED: August 19, 1997

August 20, 1997          /s/ AUDIE LONG, W. Audie Long, Senior VP,
                         General Counsel and Corporate Secretary
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     Date                Officer's Signature and Title